MAYER BROWN ROWE & MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
[redacted], New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

December 14, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated December 10, 2004.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

dlw 1/5

17266590

News

SCHWARZ PHARMA

	Antje Witte	CORPORATE COMMUNICATIONS
Phone:	+49-2173-48-1866	Alfred-Nobel-Strasse 10
Fax:	+49-2173-48-1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com

December 10, 2004

SCHWARZ PHARMA realigns urology marketing and distribution in Germany - Joint venture with Hoyer-Madaus to be terminated

In the future, SCHWARZ PHARMA will be independently responsible for German sales and marketing of urology drugs.

The joint venture between SCHWARZ PHARMA Deutschland GmbH and Madaus AG, Cologne, will be terminated due to the differences in strategic focus. Both companies hold equal shares of 50% in the German urology specialty company, Hoyer-Madaus GmbH & Co. KG. As part of the split-up of the partnership, each company will take back the ownership of the assets contributed to the joint venture, particularly product rights. The separation is effective December 31, 2004.

As of January 1, 2005, SCHWARZ PHARMA Deutschland is to take over the marketing of its own urology products as well as a large part of products that were added during the term of the joint venture. SCHWARZ PHARMA and Madaus have already initiated their own market presentations for the indication of urology due to this organizational change.

During the first nine months of 2004, the joint venture Hoyer-Madaus posted a sales volume of €18.2 million. Hoyer-Madaus is currently listed in the balance sheets of SCHWARZ PHARMA as an associated company, and the accounting follows the equity method. SCHWARZ PHARMA and Madaus had established Hoyer-Madaus in early 1999; the joint venture was exclusively active in the German market.

SCHWARZ PHARMA

Contact: Antje Witte; Phone: +49 2173 48 1866; Bettina Hörstke, Phone: +49 2173 48 2329
Internet: www.schwarzpharma.com